UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

929-215-4832

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On October 19, 2025, the audit committee of the board of the directors (the “Board”) of Paranovus Entertainment Technology Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), recommended, and the Board approved, the change of the Company’s independent auditor to HHL LLP (the “HHL”), in place of Enrome LLP (the “Enrome”). The dismissal of Enrome became effective as of October 19, 2025, and the engagement of HHL as the independent auditor of the Company became effective as of October 19, 2025.

Enrome’s reports on the Company’s financial statements for the years ended March 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through October 19, 2025, there were no disagreements with Enrome on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Enrome’s satisfaction, would have caused Enrome to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through October 19, 2025, there were no “reportable events”, as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses identified by management under the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2025 and as amended on August 7, 2025, and Form 20-F for the fiscal year ended March 31, 2024 filed with the SEC on August 1, 2024.

The Company has provided Enrome with a copy of the above disclosure and requested that Enrome furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Enrome’s letter is filed herewith as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HHL, neither the Company, nor anyone on behalf of the Company, has consulted HHL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HHL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HHL regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

Exhibit No.	Description
16.1	Letter, dated October 24, 2025, from Enrome LLP addressed to the U.S. Securities and Exchange Commission

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: October 24, 2025	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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